UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

On August  31, 2016, Medigus Ltd., or Medigus, issued a press release titled: “Medigus Announces Second Quarter 2016 Financial Results.” A copy of this press release, together with Medigus’ unaudited condensed consolidated interim financial statements and its operating and financial review, as of June 30, 2016, and for the three and six months then ended, are furnished herewith as exhibits 99.1, 99.2 and 99.3, respectively.

Exhibits 99.2 and 99.3 to this Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 31, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Announces Second Quarter 2016 Financial Results,” dated August 31, 2016

99.2	Condensed Consolidated Interim Financial Statements (Unaudited) as of June 30, 2016

99.3	Operating and Financial Review as of June 30, 2016, and for the Three Months and Six Months then Ended.